BLUE RIDGE BANKSHARES, INC.

December 9, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eric Envall

Blue Ridge Bankshares, Inc.

Registration Statement on Form S-4 filed on October 13, 2020, as amended by

Amendment No. 1 thereto filed on December 9, 2020

File No. 333-249438 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Blue Ridge Bankshares, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 2:00 p.m., Eastern Time, on Friday, December 11, 2020, or as soon thereafter as practicable.

The Company respectfully requests that it be notified of such effectiveness by a telephone call or email to Gregory F. Parisi of Troutman Pepper Hamilton Sanders LLP at (202) 274-1933 or gregory.parisi@troutman.com.

Sincerely,

BLUE RIDGE BANKSHARES, INC.

By:	/s/ Brian K. Plum
Brian K. Plum
President and Chief Executive Officer

cc:	Gregory F. Parisi, Esq.

Zayne R. Tweed, Esq.

Camille G. Pompei, Esq.

Lee G. Lester, Esq.

Scott H. Richter, Esq.